Exhibit 21

List of Subsidiaries of Olympic Steel, Inc.

Name of Subsidiary	State of Organization	% Ownership

Olympic Steel Lafayette, Inc.	Ohio	100%

Olympic Steel Minneapolis, Inc.	Minnesota	100%

Olympic Steel Iowa, Inc.	Iowa	100% (a)

Oly Steel NC, Inc.	Delaware	100%

Tinsley Group - PS&W, Inc.	North Carolina	100% (b)

IS Acquisition, Inc.	Ohio	100%

Olympic Steel Trading, Inc.	Ohio	100%

Chicago Tube and Iron Company	Delaware	100%

Metales De Olympic, S. de R. L. de C.V.	Mexico	100% (c)

B Metals, Inc.	Ohio	100%

MCI, Inc.	Ohio	100%

ACT Acquisition, Inc.	Texas	100%

SHAQ, Inc.	Georgia	100%

(a)	Owned 100% by Olympic Steel Minneapolis, Inc.

(b)	Owned 100% by Oly Steel NC, Inc.

(c)	Owned 100% by Olympic Steel Trading, Inc.